Exhibit 99.1

Allot, McAfee and Telefonica Join Forces to Deliver a
Pioneering Cybersecurity Solution for SMBs

-This service is based on the integration of Allot and McAfee's leading security offerings by Telefonica

- The integrated solution protects the SMBs' fixed and mobile networks, mobile devices and PCs

HOD HASHARON, Israel, Aug. 9, 2018 /PRNewswire/ -- Allot Communications Ltd. (NASDAQ: ALLT) (TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide joined forces with McAfee, the device-to-cloud cybersecurity company, and Telefonica to deliver an innovative, comprehensive cybersecurity solution for small and medium businesses (SMBs) which covers both fixed and mobile networks as well as device (PC and mobile) security.

The managed service is based on the integration of Allot and McAfee's leading security products: Allot's NetworkSecure and McAfee Multi Access. Together, they provide protection to SMB users on the network and on their mobile devices or PCs from threats.

This initiative arises from the current market need for an advanced security service for SMBs, which also includes protection for employee devices. In addition, this new cybersecurity solution offers industrialized services, fully packaged and with simple management by the customer.

"The Allot and McAfee solution delivers protection everywhere someone connects. Telefonica can potentially achieve very high service penetration ratios for this premium security service. This value-added service provides antivirus and content filtering services on the network and the endpoint device in a unified manner," said Hagay Katz, Vice President Cybersecurity at Allot.

 "McAfee's goal is to deliver integrated security across business and consumer devices in a way that helps our customers stay protected from the latest threats," said Pedro Gutierrez, Senior Vice President, Global Consumer and SMB Sales at McAfee. "Our products allow us to work with key partners, like Allot, to bring innovative solutions to service providers. We're confident that this combination of endpoint and network-based security delivers Telefonica customers with comprehensive protection on and off the network."

According to Jose Luis Gilperez, Executive Director Public Administrations, Defense and Security, Telefónica España, "There is a current need in the market to offer an advanced protection service for the fixed and mobile network of companies. We believe that this advanced prevention solution, based on the unification of two robust security platforms, can contribute a lot to SMBs in the field of cybersecurity. In addition, we see the huge potential of Telefónica to achieve very high penetration rates with this type of service. We believe that this partnership is an excellent formula for success in the market."

About Allot

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure. For more information, visit www.allot.com.

•	Stay up to date with the latest trends in enterprise and ISP security by checking out our blog: http://blog.allot.com/

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About McAfee

McAfee is the device-to-cloud cybersecurity company. Inspired by the power of working together, McAfee creates business and consumer solutions that make our world a safer place. Learn more at www.mcafee.com.

McAfee technologies' features and benefits depend on system configuration and may require enabled hardware, software, or service activation. No computer system can be absolutely secure. McAfee® and the McAfee logo are trademarks of McAfee, LLC or its subsidiaries in the United States and other countries. Other marks and brands may be claimed as the property of others.

About Telefónica

Telefónica is one of the largest telecommunications companies in the world by market capitalization and number of customers with a comprehensive offering and quality of connectivity that is delivered over world class fixed, mobile and broadband networks. As a growing company it prides itself on providing a differential experience based both on its corporate values and a public position that defends customer interests. The company has a significant presence in 17 countries and 357.5 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy.  Telefónica is a 100% listed company and its shares are traded on the Spanish Stock Market and on those in London, New York, Lima, and Buenos Aires.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For Media & PR inquiries contact:
Hotwire Global for McAfee
US Inquiries
Georgina Chapman
Georgina.chapman@hotwireglobal.com

Allot
Jodi Joseph Asiag
Director of Corporate Communications
jasiag@allot.com

Red Lorry Yellow Lorry for Allot
US – Justin Ordman
+1-857-217-2886
allot@rlyl.com

Telefónica SA
Press Office
prensatelefonica@telefonica.com
+34-914-82-38-00